Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	2012	2011	2010	2009	2008
Earnings, as defined:
Income Before Income Taxes	$204	$257	$192	$221	$278

Total fixed charges as below	107	105	102	121	114

Total earnings	$311	$362	$294	$342	$392

Fixed charges, as defined:
Interest charges (a)	$104	$102	$101	$120	$113
Estimated interest component of operating rentals	3	3	1	1	1

Total fixed charges (b)	$107	$105	$102	$121	$114

Ratio of earnings to fixed charges	2.9	3.4	2.9	2.8	3.4

Preferred stock dividend requirements on a pre-tax
basis	$6	$21	$23	$28	$28
Fixed charges, as above	107	105	102	121	114
Total fixed charges and preferred stock dividends	$113	$126	$125	$149	$142
Ratio of earnings to combined fixed charges and
preferred stock dividends	2.8	2.9	2.4	2.3	2.8

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.

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